UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 2)*

SIGA Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

826917106
(CUSIP Number)

Martin Sklar Kleinberg, Kaplan, Wolff & Cohen P.C. 500 Fifth Avenue New York, NY 10110 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Esopus Creek Value Series Fund LP – Series A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,369,313

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,369,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,369,313

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Rainy Daze LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
585,379

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
585,379

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
585,379

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Esopus Creek Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
585,379

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
585,379

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
585,379

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Hutch Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
880,100

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
880,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
880,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Hutch Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
880,100

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
880,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
880,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Andrew L. Sole

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
145,337

	8	SHARED VOTING POWER
2,954,692

	9	SOLE DISPOSITIVE POWER
145,337

	10	SHARED DISPOSITIVE POWER
2,954,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,100,029

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Paul Saunders, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000

	8	SHARED VOTING POWER
2,259,444

	9	SOLE DISPOSITIVE POWER
0,000

	10	SHARED DISPOSITIVE POWER
2,259,444

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,269,444

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.
The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 2.	Identity and Background
Subsection (c) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
Esopus Creek Fund, Rainy Daze, Hutch Master, Mr. Sole and Mr. Saunders each hold the Shares of Common Stock of the Issuer that are the subject of this statement. The principal business of each of Esopus Creek Fund, Rainy Daze and Hutch Master is to invest in securities. The principal business of Esopus Creek Management is serving as an investment manager, including as the investment manager of Rainy Daze. The principal business of Hutch Capital is serving as an investment manager, including as the investment manager of Hutch Master. Mr. Saunders’s principal occupation is investing, and directing the investment of assets, including by serving as the managing member of Hutch Capital and as the investment manager of Hutch Master. Mr. Sole’s principal occupation is investing, and directing the investment of assets, including by serving as the principal of Esopus Creek Advisors LLC, the General Partner of Esopus Creek Fund, and as the principal of Esopus Creek Management, an investment manager of Rainy Daze. As a result of the foregoing relationships, (i) Esopus Creek Management may be deemed to beneficially own the Shares held by Rainy Daze, (ii) Hutch Capital may be deemed to beneficially own the Shares held by Hutch Master, (iii) Mr. Sole may be deemed to beneficially own the Shares held by each of Esopus Creek Fund and Rainy Daze, and an additional 145,337 Shares that he personally owns, and (iv) Mr. Saunders may be deemed to beneficially own the Shares held by Hutch Master, 1,479,344 Shares that are the subject of powers of attorney in favor of Mr. Saunders, and an additional 10,000 Shares that he personally owns.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
All of the Shares to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Person. The aggregate amount of funds used for the purchase of the securities held by the Esopus Reporting Persons was approximately $9,489,494, including commissions. The aggregate amount of funds used for the purchase of the securities held by the Hutch Reporting Persons was approximately $9,432,558, including commissions.
Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended to add the following:
On November 19, 2021, the Esopus Reporting Persons and the Hutch Reporting Persons mutually agreed to terminate their “group” (for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended). The termination of the Joint Filing Agreement is deemed to be effective immediately after the filing of this Amendment No. 2.
Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is amended and restated in its entirety as follows:
(a) – (b)  The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 74,116,295 Shares of Common Stock outstanding as of October 20, 2021, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.
As of the date hereof, Esopus Creek Fund beneficially owned 2,369,313 Shares, constituting approximately 3.2% of the Shares outstanding. As of the date hereof, Rainy Daze beneficially owned 585,379 Shares, constituting less than 1% of the Shares outstanding. As of the date hereof, Hutch Master beneficially owned 880,100 Shares, constituting approximately 1.2% of the Shares outstanding. As of the date hereof, Mr. Saunders owns 10,000 Shares, constituting less than 1% of the Shares outstanding. As of the date hereof, Mr. Sole owns 145,337 Shares, constituting less than 1% of the Shares outstanding. As of the date hereof, Mr. Saunders holds powers of attorney with respect to 1,479,344 Shares, constituting 2.0% of the Shares outstanding. By virtue of its relationship with Rainy Daze discussed in further detail in Item 2, Esopus Creek Management may be deemed to be the beneficial owner of the Shares owned directly by Rainy Daze. By virtue of its relationship with Hutch Master discussed in further detail in Item 2, Hutch Capital may be deemed to be the beneficial owner of the Shares owned directly by Hutch Master. By virtue of his relationship with Hutch Master discussed in further detail in Item 2, Mr. Saunders may be deemed to beneficially own the Shares owned by Hutch Master, as well as the Shares he owns directly. By virtue of his relationships with each of Esopus Fund and Esopus Creek Management discussed in further detail in Item 2, Mr. Sole may be deemed to beneficially own the Shares owned directly by each of Esopus Creek Fund and Rainy Daze, as well as the Shares that he owns directly. Mr. Saunders may be deemed to have beneficial ownership over the Shares over which he has power of attorney. Esopus Creek Fund and Mr. Sole have shared voting and dispositive power over the Shares of Common Stock directly held by Esopus Creek Fund. Rainy Daze, Esopus Creek Management and Mr. Sole have shared voting and dispositive power over the Shares of Common Stock held directly by Rainy Daze. Hutch Master, Hutch Capital and Mr. Saunders have shared voting and dispositive power over the Common Stock held directly by Hutch Master. Mr. Sole has sole voting and dispositive power over the Common Stock held directly by him. Mr. Saunders has sole voting and dispositive power over the Common Stock held directly by him. Mr. Saunders has shared voting and dispositive power over the Shares of Common Stock that are the subject of powers of attorney in favor of Mr. Saunders.
(c)  The Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days, except as set forth on Schedule 1 hereto.
As further described in Item 4 above, as of November 19, 2021, the Reporting Persons ceased to be a “group” (for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) and terminated their Joint Filing Agreement with respect to the Common Stock.
Each Esopus Reporting Person, as a member of a “group” with the other Esopus Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Esopus Reporting Persons. As of the date hereof, the Esopus Reporting Persons beneficially own an aggregate of 3,100,029 Shares, constituting approximately 4.2% of the outstanding Shares. Each Esopus Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
Each Hutch Reporting Person, as a member of a “group” with the other Hutch Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Hutch Reporting Persons. As of the date hereof, the Hutch Reporting Persons beneficially own an aggregate of 2,369,444 Shares, constituting approximately 3.2% of the outstanding Shares. Each Hutch Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(d)  Except for the grantor of the above-mentioned powers of attorney in favor of Mr. Saunders, no Person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Persons.
(e)  Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to add the following:
As of the date hereof, Hutch Master has granted call options in an aggregate amount equal to 4,395 Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2021

Esopus Creek Value Series Fund LP – Series A
By: Esopus Creek Advisors, LLC, its general partner

By: /s/ Andrew L. Sole
      Andrew L. Sole, as Managing Member

Rainy Daze LLC
By: Esopus Creek Management LLC, its investment manager

By:  /s/ Andrew L. Sole
        Andrew L. Sole, as Managing Member

Esopus Creek Management LLC

By: /s/ Andrew L. Sole
    Andrew L. Sole, as Managing Member

Hutch Master Fund Ltd.
By: Hutch Capital Management LLC

By: /s/ Paul Saunders, Jr.
       Paul Saunders, Jr., as Managing Member

Hutch Capital Management LLC

By:_ /s/ Paul Saunders, Jr.
    Paul Saunders, Jr., as Managing Member

By: /s/ Andrew L. Sole                                     ___
        Andrew L. Sole, a natural person

By:  /s/ Paul Saunders, Jr.
        Paul Saunders, Jr., a natural person